

May 8, 2015

VIA E-mail
Mr. William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681

     Re: **KEMET Corporation**
              Form 10-K for the year ended March 31, 2014
              Filed May 30, 2014
              File No. 001-15491

Dear Mr. Lowe:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Martin James

                           Martin James
                           Senior Assistant Chief Accountant